Exhibit 12
                            GATX Capital Corporation
                       Ratio of Earnings to Fixed Charges
                          Year Ended December 31, 1997
                                 (in thousands)


                           1997       1996       1995      1994      1993
                          -----       ----       ----      ----      ----
Fixed Charges:

Interest on indebtedness
 and amortization of debt
  discount and expense    $96,800   $86,106    $68,396   $62,744  $65,454
Capitalized interest        1,575     3,074      1,601       292      279
Portion of rents
 representing interest
 factor (assumed to
  approximate 33%)         13,703    10,849      6,574     5,122    3,012
                         --------   --------    -------   -------  -------

     Total fixed charges $112,078   100,029     76,571    68,158   68,745
                         ========   =======     ======    ======   =======

Earnings available for
  fixed charges:

Net income                 53,564    45,855     32,604    24,851   21,525

Add (deduct):
Income taxes (benefit)     36,628    32,636     22,740    18,785   21,361
Equity in net earnings of
 joint ventures, net of
 dividends received        39,031     8,740     13,522    14,322    16,222
Fixed charges (excluding
 capitalized interest)    110,503    96,955     74,970    67,864    68,466
                         --------  --------    -------  --------  --------

Total earnings available
   for fixed charges     $239,726  $184,186   $143,836  $125,822  $127,574
                         ========  ========   ========  ========  ========

Ratio of earnings to
 fixed charges              2.14      1.84       1.88      1.85      1.86
                         ========  ========   ========  ========  ========

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
--------

GATX Capital Corporation and its subsidiaries ("GATX Capital" or the "Company") engage in two main activities: 1) we are actively involved in asset-based investment and finance, and 2) we provide a wide range of technology services enabling their customers to acquire, construct and finance information networks. The Company's technology solutions business was significantly expanded with the October 1996 acquisition of the 50% of Centron which it did not already own. Centron's financial results were consolidated in the Company's financial statements subsequent to the October 1996 acquisition.

Revenue from asset-based investment and finance activities is generated from financing equipment (either for the Company's own account or through partnerships and joint ventures); from the remarketing of assets; from managing the equipment related investment portfolios of others; and from brokering or arranging asset financing transactions. These types of revenue are included in investment and asset management revenue, including revenue earned from financing alternatives related to technology solutions. Sales and service revenue related to technology service is included in technology sales and service revenue.

INVESTMENT PORTFOLIO
Stacked pie charts presenting the following:

As of December 31,         1997      1996
------------------         ----      ----
Commercial Aircraft         26%       33%
Rail                        25%       20%
Technology                  15%       12%
Diversified Portfolios      34%       35%

In 1997, the domestic asset financing markets in which the Company participates remained extremely competitive, as the imbalance between investor supply (high) and financing demand (comparatively low) continued to depress lessor returns in new lease transactions. Nonetheless, GATX Capital enjoyed notable success in the secondary market purchase of lease portfolios; in the operating lease of a wide variety of assets; and in successfully arbitraging between asset and financial markets. Going forward, the Company's response to tightening market conditions will include: (i) risk-sharing via partnerships with others possessing complementary expertise and/or funding capabilities, (ii) combining our financial structuring, asset management and investment banking skills in new ways to benefit GATX Capital, our partners and our customers, and (iii) selectively adapting and exporting our skills internationally.

The worldwide commercial aviation industry continued to perform well again in 1997. All of the major indices, from load factors to capacity, showed upward growth. Industry profitability reached an all time high as well, notwithstanding difficulties experienced by certain airlines. The Company had a successful year remarketing aircraft coming off lease, placing new aircraft deliveries with highly regarded airlines, and selling aircraft opportunistically out of its portfolio both to airlines and financial buyers. Lease terminations of its operating lease aircraft are staggered so that the Company is not overly exposed to a downturn in any single year.

GATX Capital and its partners have emphasized single aisle passenger aircraft in recent aircraft acquisitions. The Airbus Industrie A320 family and Boeing 737 and 757 have wide user bases with proven lease values. GATX Capital will continue to examine all commercial aircraft for acquisition, ranging in size from regional jets to intercontinental twin aisle aircraft, to ensure that it is aware of advantageous purchase opportunities. The Company will continue to sell portfolio aircraft in 1998 that either do not meet, or marginally comply with, noise and emission restrictions that will be enacted in developed countries commencing in 2000. In addition, the Company will take delivery of three new Airbus A321 aircraft in 1998 as well as commence acceptance of its order for the Next Generation Boeing 737's. The Company believes the airline market will be especially receptive to the delivery dates of its Next Generation 737 aircraft since there is no new availability of these aircraft from the manufacturer during the scheduled delivery period.

The North American rail equipment leasing marketplace continues to be characterized by relatively high demand for equipment and active competition among leasing companies and financial institutions. Railroad consolidations and serious service problems created some unsettled market conditions during 1997, with varied impacts on GATX Capital's operating lease fleet. Generally, the demand for leased locomotives was very strong, and most freight car types similarly experienced solid demand. The year-end utilization of GATX Capital's operating lease fleet was approximately 97% for both rail cars and locomotives. The outlook for this business remains positive and the Rail Group's primary focus will continue to be North America, although it will pursue attractive opportunities on a global basis.

GATX Capital continues to believe the market for information technology and communications equipment and services will provide opportunities for substantial growth. Businesses are increasingly migrating from centralized, proprietary legacy systems to distributed client/server systems based upon open standards which present complex design, procurement, integration and management issues. The Company believes that equipment financing and value-added services must be combined to be successful in this market. GATX Capital, with its joint venture partners and affiliates, provides customers with a range of integrated and stand-alone financial, consultative, implementation, operational and information services in North America and Europe.

RESULTS OF OPERATIONS
---------------------

1997 was another outstanding year, as evidenced by several key financial highlights: net income of $53.6 million was 16.8% higher than 1996 and a new GATX Capital record; the Company earned a 23.3% return on common equity; new investments of $862.4 million exceeded 1996's record investment by 31%.

Net income increased during the year primarily as a result of increases in income from asset remarketing and from brokering and arranging financing transactions. 1996's net income exceeded 1995's net income due to increases in income from asset remarketing and from the Company's investment portfolio (excluding asset remarketing income).

INVESTMENT AND ASSET MANAGEMENT
Bar graph presenting the following (in millions):
Year ended December 31,                            1997      1996      1995
-----------------------                           -----     -----     -----
Total investment and asset management revenue    $406.5    $324.1    $236.5

Investment and asset management revenue increased over 25% in 1997 to an all-time high of $406.5 million, following a 37% increase during 1996 to $324.1 million. Growth of the Company's investment portfolio during both 1997 and 1996 was the primary driver of the increase during both years.

AVERAGE TOTAL INVESTMENTS
Bar graph presenting the following (in billions):
Year ended December 31,                    1997      1996      1995
-----------------------                    ----      ----      ----
Average total investments                  $1.9      $1.7      $1.3

Total average investments, before the allowance for possible losses, increased 14% during 1997 to a year-end balance of $2.2 billion. 1997's increase is significant given that average investments grew nearly 24% during 1996. Revenues from investments are offset by interest expense on borrowings used to fund new investments and operating lease expense, which includes depreciation of operating lease equipment and rent expense from off-balance sheet financing. The increases in average investments during both 1997 and 1996 are also the primary causes of the increase in interest expense and operating lease expense.

Increases in asset remarketing income during both 1997 and 1996 and an increase in fee income in 1997 also contributed to the increases in investment and asset management revenue during 1997 and 1996. Asset remarketing income totaled $83.2 million in 1997 and $57.0 million in 1996. These amounts are comprised of gains on sale ($68.9 million and $35.5 million in 1997 and 1996, respectively) and residual sharing fees ($14.3 million and $21.5 million in 1997 and 1996, respectively). Fee income primarily includes fees earned from managing the equipment-related investment portfolios of others and fees earned from brokering or arranging transactions. The 1997 increase in fee income ($4.7 million) is due to increases in both management fees and arranger fees. Asset remarketing income includes gains on the sales of the Company's owned assets and income generated from providing remarketing services for third parties and from the sale of non-owned assets in which the Company has a residual share. Fee income from asset remarketing services is generally performance-based. Although it is not necessarily consistent from year to year, and it may be composed of different mixes of gains on sales and fees, income from asset remarketing is a core component of the Company's business and has historically been a significant contributor to income.

ASSET REMARKETING
Bar graph presenting the following (in millions):

                                 Gains on       Residual
Year ended December 31,              sale   sharing fees     Total
----------------------           --------   ------------     -----
1988                               $ 25.9        $ 2.3      $ 28.2
1989                                 35.6          1.1        36.7
1990                                 48.6          1.5        50.1
1991                                 52.3          1.8        54.1
1992                                 22.3          1.7        24.0
1993                                 44.4          0.3        44.7
1994                                 21.4          2.9        24.3
1995                                 33.1          9.4        42.5
1996                                 35.5         21.5        57.0
1997                                 68.9         14.3        83.2

1997's asset remarketing income highlights the Company's ability to capitalize on market opportunities by selling assets at other than their lease termination and to realize the value of assets by arbitraging between the end user equipment markets and the financial markets. As mentioned previously, the Company opportunistically sold aircraft from its portfolio during the year to both airlines and financial buyers. Gains generated from these sales were a significant contributor to the increase in asset remarketing income.

TECHNOLOGY EQUIPMENT SALES AND SERVICE REVENUE AND RELATED COST

In October 1996 the Company purchased the 50% of Centron which it did not already own. Centron sells computer hardware and technical services required to build and operate corporate computer networks, as well as provides financing for the hardware it markets. Centron's sales and earnings are seasonal in nature, with a disproportionately positive impact in the fourth quarter. During 1997 the Company expanded its sales operations into Europe via a 60% owned subsidiary. The increase in technology equipment sales and service revenue ($170.5 million) and related cost ($136.8 million) during 1997 is a combination of a full year of revenues in 1997 versus two months in 1996 and the 1997 growth of this portion of the Company's business.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses include costs incurred to support all types of activities discussed in the overview section. Selling, general and administrative costs increased in both 1997 and 1996 due primarily to higher human resource and other administrative costs resulting from a growth in business activity, including expansion of the technology portion of the business. The technology business has grown over the past two years primarily through the October 1996 acquisition of Centron and the November 1995 acquisition of Sun Financial. 1997 expenses also included those costs incurred to establish the necessary infrastructure to grow GATX Capital's technology solutions presence in Europe.

PROVISION FOR LOSSES ON INVESTMENTS

The provision for losses on investments is based on the Company's estimate for reserve needs and fluctuates from period to period as warranted based on a review of credit, collateral and market risks. The allowance for losses on investments increased $7.5 million in 1997 as a result of a $11.0 million provision for losses and $2.7 million of recoveries of previously written off investments, offset by $6.2 million of write-downs. At December 31, 1997 the allowance for losses on investments was 5.8% of investments, including off-balance sheet assets and after deducting nonrecourse debt, and is at an appropriate level given the current quality of the investment portfolio. This compares with 6.6% of investments as of December 31, 1996.

CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
------------------------------------------

NEW INVESTMENT
Bar graph presenting the following (in millions):
Year ended December 31,                         1997      1996      1995
-----------------------                      -------   -------   -------
New investment                                $862.4    $656.7    $385.9

The Company generates cash from operations and portfolio proceeds and has certain facilities for borrowing. During 1997 the Company invested a record $862.4 million in new investments, up over 31% from 1996. This new investment was funded with a $350.0 million note issuance, $179.4 million of nonrecourse debt borrowings, $139.1 million of short-term debt borrowings and a portion of the $513.7 million of cash generated from portfolio proceeds and operations. 1997's new investment volume included $368.0 million related to the acquisition of leased assets from Pitney Bowes, of which $174.6 million was contributed to a newly formed partnership with Pitney Bowes. The Company also paid $26.5 million of dividends in 1997. Historically, dividends have been paid on the Company's common stock at the rate of 50% of net income.

The $350.0 million of notes was issued under the Company's new Series E $532 million shelf registration which was filed during 1997. The Company's commercial paper and bankers' acceptances are backed by credit agreements from a syndicate of domestic and international commercial banks.

As of December 31, 1997 the Company had the following borrowing capacity: $182.0 million remaining under the Series E shelf registration, $142.2 million of unused capacity under its commercial paper and bankers' acceptances credit agreements and $31.2 million remaining capacity under various stand-alone bank facilities maintained by two of the Company's subsidiaries.

Certain lease transactions are financed by obtaining nonrecourse loans equal to the present value of some or all of the rental stream. The interest rates used to discount the rentals are based on the credit quality of the lessee and the size and term of the lease. The Company uses a wide variety of nonrecourse lenders to ensure adequate and reliable access to the credit markets. GATX Capital's senior unsecured notes are rated BBB+ by Standard and Poor's and Baa2 by Moody's Investors Service.

During 1997 total debt financing grew at a faster rate than equity, increasing the Company's debt to equity ratio to 3.73:1 at year-end 1997 from 2.79:1 at year-end 1996. At December 31, 1997 GATX Capital can borrow an additional $196.7 million and still meet the 4:1 leverage ratio defined in its credit agreements.

Also during 1997 the Company placed the proceeds from the sale of certain assets (approximately $35.7 million) in trust with a qualified intermediary pending the identification and acquisition of qualified replacement assets in order to affect a like-kind exchange for federal income tax purposes. The amounts in trust are classified as cash and cash equivalents in the accompanying balance sheet.

As of December 31, 1997 the Company has approved unfunded transactions totaling $259.2 million, of which $150.9 million is expected to fund in 1998 and the remaining $108.3 thereafter. Once approved for funding, a transaction may not be completed for various reasons, or the investment may be shared with partners or sold.

The Company's capital structure includes both fixed and floating rate debt. The Company ensures a stable margin over its cost of funds by managing the relationship of its fixed and floating rate lease and loan investments to its fixed and floating rate borrowings. In order to meet this objective, derivative financial instruments, primarily interest rate swaps, are used to modify the interest characteristics of the Company's debt. The Company manages the credit risk of counterparties by dealing only with institutions it considers financially sound and by avoiding concentrations of risk with a single counterparty.

YEAR 2000 DISCLOSURE
--------------------

The Company has evaluated its internal computer systems and has determined that it does not have any significant exposure to potential computer system failures caused by the Year 2000. The Company is currently in the process of assessing its exposure to the failure of the systems of its customers and suppliers. It is not anticipated that this assessment will identify significant exposure.

FORWARD-LOOKING STATEMENTS
--------------------------

Certain statements in the Management's Discussion and Analysis constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this report, that could cause actual results to differ materially from those projected.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND REINVESTED EARNINGS
(in thousands)



Year ended December 31,                              1997       1996      1995
                                                  --------   --------  --------

REVENUES:

Investment and asset management                  $ 406,481  $ 324,077 $ 236,509
Technology equipment sales and service             206,802     36,286
                                                 ---------   --------  --------
                                                   613,283    360,363   236,509
                                                 ---------   --------  --------
EXPENSES:

Interest                                            96,800     86,106    68,396
Operating leases                                   118,096     77,289    50,424
Cost of technology equipment sales and service     169,826     32,991
Selling, general & administrative                  118,849     68,298    43,517
Provision for losses on investments                 11,033     12,744    18,000
Other                                                8,487      4,444       828
                                                 ---------   --------  --------
                                                   523,091    281,872   181,165
                                                 ---------   --------  --------

Income before income taxes                          90,192     78,491    55,344

Provision for income taxes                          36,628     32,636    22,740
                                                 ---------   --------  --------

NET INCOME                                          53,564     45,855    32,604

Reinvested earnings at beginning of year           185,686    162,400   146,036
Dividends paid to stockholder                      (26,500)   (22,569)  (16,240)
                                                 ---------   --------  --------
Reinvested earnings at end of year               $ 212,750  $ 185,686 $ 162,400
                                                 =========   ========  ========














The accompanying notes are an integral part of these consolidated financial statements.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)
                                                December 31,        December 31,
                                                       1997                1996
                                              --------------    ----------------
ASSETS:
Cash and cash equivalents                        $   61,990          $   18,482
Investments:
   Direct financing leases                          666,524             461,757
   Leveraged leases                                 170,555             257,039
   Operating lease equipment-
        net of depreciation                         524,523             429,880
   Secured loans                                    180,331             222,602
   Investment in joint ventures                     549,596             308,934
   Assets held for sale or lease                     15,398              12,393
   Other investments                                 52,690              65,506
   Investment in future residuals                    19,693              21,457
   Allowance for losses on investments             (121,576)           (114,096)
                                             ---------------    ----------------
          Total investments                       2,057,734           1,665,472
                                             ---------------    ----------------
Due from GATX Corporation                            35,904              45,147
Other assets                                        161,515             119,528
                                             ---------------    ----------------
TOTAL ASSETS                                    $ 2,317,143         $ 1,848,629
                                             ===============    ================

LIABILITIES AND STOCKHOLDER'S EQUITY:
Accrued interest                                $    16,070         $    15,821
Accounts payable and other liabilities              167,825             138,660
Debt financing:
   Commercial paper and bankers' acceptances        127,832              13,772
   Notes payable                                     74,161              63,114
   Obligations under capital leases                   9,754              12,429
   Senior term notes                              1,155,600             935,600
                                            ----------------    ----------------
          Total debt financing                    1,367,347           1,024,915
                                            ----------------    ----------------

Nonrecourse obligations                             329,820             268,044
Deferred income                                      13,556               5,786
Deferred income taxes                                55,600              51,726

Stockholder's equity:
 Convertible preferred stock, par value $1.00,
      and additional paid-in capital                125,000             125,000
  Authorized--4,000,000 shares
  Issued and outstanding--1,027,050 shares in both years
 Common stock, par value $1.00, and
      additional paid-in capital                     28,960              28,960
  Authorized--2,000,000 shares
  Issued and outstanding--1,031,250 shares in both years
 Foreign currency translation adjustment             (4,404)             (1,543)
 Unrealized gain on available-for-sale
      securities                                      4,619               5,574
 Reinvested earnings                                212,750             185,686
                                            ----------------    ----------------
          Total stockholder's equity                366,925             343,677
                                            ----------------    ----------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY      $ 2,317,143         $ 1,848,629
                                            ================    ================

The accompanying notes are an integral part of these consolidated financial statements.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year ended December 31,                            1997        1996        1995
                                             ----------- ----------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                     $ 53,564    $ 45,855    $ 32,604
Reconciliation to net cash provided by
 operating activities:
   Provision for losses on investments           11,033      12,744      18,000
   Depreciation expense                          79,381      44,579      28,404
   Provision for deferred income taxes           10,323      18,932      15,065
   Gain on sale of assets                       (68,899)    (35,533)    (33,123)
   Changes in assets and liabilities:
      Other assets                              (40,678)    (12,613)     (2,436)
      Due from GATX Corporation                   9,243        (810)     (1,822)
      Accrued interest, accounts payable
        and other liabilities                    29,414      29,951     (40,219)
      Deferred income                             7,770       1,394        (205)
   Other - net                                   (7,364)     18,265       9,612
                                             ---------- ----------- -----------
Net cash flows provided by operating activities  83,787     122,764      25,880
                                             ---------- ----------- -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Investments in leased equipment, net of
  nonrecourse borrowings for leveraged leases  (536,388)   (376,276)   (256,137)
Loans extended to borrowers                     (35,126)   (117,052)    (84,050)
Other investments                              (290,916)   (163,334)    (45,751)
                                            ------------ ----------- -----------
   Total investments                           (862,430)   (656,662)   (385,938)
                                            ------------ ----------- -----------
Lease rents received, net of earned income and
  leveraged lease nonrecourse debt service      110,023     100,350      51,960
Loan principal received                          62,377     121,952      56,042
Proceeds from sale of assets                    218,493     164,169     188,333
Joint venture investment recovery,
    net of earned income                         39,031       8,740      13,522
                                            ------------ ----------- -----------
   Recovery of investments                      429,924     395,211     309,857
                                            ------------ ----------- -----------

Net cash flows used in investing activities    (432,506)   (261,451)    (76,081)
                                            ------------ ----------- -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase(decrease)in short-term borrowings  139,107    (133,014)     13,425
Proceeds from issuance of long-term debt        350,000     368,000     170,000
Proceeds from nonrecourse obligations           179,409     109,328      13,646
Repayment of long-term debt                    (130,000)   (112,000)   (104,000)
Repayment of nonrecourse obligations           (117,113)    (68,665)    (12,423)
Dividends paid to stockholder                   (26,500)    (22,569)    (16,240)
Other financing activities                       (2,676)     (3,816)     (3,709)
                                              ---------- ----------- -----------
Net cash flows provided by financing activities 392,227     137,264      60,699
                                               --------- ----------- -----------
Net increase(decrease) in cash
 and cash equivalents                            43,508      (1,423)     10,498
Cash and cash equivalents at beginning of period 18,482      19,905       9,407
                                              --------- ----------- ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD     $ 61,990    $ 18,482    $ 19,905
                                              ========= =========== ============

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

Income taxes paid to parent                    $ 17,720    $ 14,402    $ 13,473
                                             ==========  ==========  ===========

Interest paid                                  $ 98,126    $ 88,560    $ 68,645
Interest capitalized                             (1,575)     (3,074)     (1,601)
                                            ------------ ----------  -----------
Net interest paid                              $ 96,551    $ 85,486    $ 67,044
                                            ============ =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

BUSINESS

GATX Capital Corporation and its subsidiaries (the "Company") actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. GATX Capital actively manages its existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which it participates. Additionally, the Company arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells. GATX Capital Corporation is a wholly-owned subsidiary of GATX Corporation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company after elimination of intercompany accounts and transactions. Investments in minority-owned or non-controlled affiliated companies are accounted for using the equity method.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LEASE AND LOAN ORIGINATION COSTS

Initial direct costs for originated direct financing and leveraged leases (collectively, financing leases) are capitalized and amortized as an adjustment of yield over the term of the lease. For operating leases, initial direct costs are deferred and amortized on a straight-line basis over the lease term. Loan origination fees are netted with loan costs, and are deferred and recognized over the term of the loan as an adjustment to interest income.

RESIDUAL VALUES

Residual values of leased equipment are estimated at the inception of the lease. The Company reviews these estimates at least annually. Declines in estimated residual values for financing leases are recognized as an immediate charge to income. Declines in estimated residual values for operating leases are recognized as adjustments to depreciation expense over the remaining lease term.

TECHNOLOGY EQUIPMENT INVENTORY

Technology equipment inventory, which is included in other assets on the balance sheet, consists of new and used computer equipment purchased from manufacturers and is stated at the lower of cost or market.

GOODWILL

The excess of cost over the fair value of the net assets of businesses acquired is classified as goodwill and is included in other assets on the balance sheet. Goodwill is amortized on a straight-line basis over periods ranging from 10 to 25 years. The Company continually evaluates the carrying value of goodwill for possible impairment.

EQUITY SECURITIES

The Company receives stock warrants of investee companies as consideration for certain investments. These warrants, as well as common stock obtained by exercising these warrants, are classified as available-for-sale and are carried at fair value when such securities are marketable. Fair value of the stock warrants is estimated based on the market price of the underlying security; no cost is allocated to these warrants. Fair value of the common stock is estimated based on its market price. Changes to the fair value of these securities are reflected in stockholder's equity until realized.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses interest rate and currency swap agreements to manage its exposure to interest rate and currency exchange rate risk on existing or anticipated transactions. These derivative financial instruments are specifically identified with the instruments creating the interest and currency risk and qualify for hedge accounting. Interest rate differentials to be paid or received as a result of the interest rate swap agreements are accrued and recognized as an adjustment to interest expense and net amounts paid or received under the currency swap agreements are recognized over the term of the contract as an adjustment to the hedged investment. The fair values of these hedge contracts are not recognized in the financial statements.

ACQUISITIONS

In November 1995, the Company entered into an agreement to purchase the stock of Sun Financial Group, Inc. (Sun Financial), a technology-focused finance company, for a $26.0 million note payable over four years. Under the agreement, 80% of Sun Financial's stock was acquired in 1995, with the remaining shares to be exchanged on December 31, 1999. However, in September 1997 the term of the agreement was accelerated and the Company paid $9.0 million to acquire the remaining 20% of Sun Financial. The Company also paid additional performance related compensation to key employees of Sun Financial upon acquisition. Goodwill of approximately $3.9 million was recorded in connection with the acquisition of the remaining 20%, which is being amortized on a straight-line basis over the remaining ten year life of the original acquisition goodwill. Assets with a book value of $134.2 million were acquired and liabilities of $126.7 million were assumed in 1995.

In October 1996, the Company purchased the 50% of Centron DPL Company, Inc. (Centron) which it did not already own for approximately $22.8 million. Centron is a technology solutions provider that offers products, technical services and financial services required for building corporate information networks. The acquisition has been accounted for using the purchase method. Assets with a book value of $63.4 million were acquired and liabilities of $51.7 million were assumed. The Company recorded approximately $11.7 million of goodwill associated with this acquisition, which is being amortized on a straight-line basis over ten years. While the Company now owns 100% of Centron, a small portion of two Centron-managed partnerships is owned by third party investors. This minority interest is included in other liabilities on the balance sheet.

Unaudited pro forma consolidated revenue of the Company, including Centron, as if the acquisition of Centron had occurred at the beginning of 1996 and 1995 is $520.5 million and $389.1 million, respectively. Pro forma consolidated net income including the results of Centron is $48.9 million and $34.8 million for 1996 and 1995, respectively.


RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year presentation.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual results, when ultimately realized, could differ from those estimates.

INVESTMENTS
-----------

DIRECT FINANCING LEASES
-----------------------

The Company's investment in direct financing leases includes lease contracts receivable, plus the estimated residual value of the equipment at the lease termination date less unearned income. Lease contracts receivable includes the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the lease contract receivable plus the estimated residual value exceeds the initial investment in the leased equipment at lease inception. Unearned income is amortized to lease income over the lease term in a manner which produces a constant rate of return on the net investment in the lease.

The components of the Company's investment in direct financing leases are as follows:

At December 31,                                 1997              1996
                                    -----------------  ----------------

Lease contracts receivable                 $ 650,544         $ 469,644
Estimated residual value                     261,730           139,205
Unearned income                             (245,750)         (147,092)

                                    -----------------  ----------------
Net investment                             $ 666,524         $ 461,757
                                    =================  ================


LEVERAGED LEASES
----------------

Financing leases, which are financed principally with nonrecourse borrowings at lease inception and which meet certain criteria, are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt service, which includes unpaid principal and aggregate remaining interest on such debt. Unearned income represents the excess of anticipated cash flows (including estimated residual values and after taking into account the related debt service) over the Company's investment in the lease.

The components of the Company's net investment in leveraged leases are as follows:

At December 31,                                     1997                1996
                                       ------------------ -------------------

Lease contracts receivable                     $ 276,469           $ 434,182
Nonrecourse debt service                        (169,045)           (242,358)
                                       ------------------ -------------------
  Net receivable                                 107,424             191,824
Estimated residual value                         122,194             186,042
Unearned income                                  (59,063)           (120,827)
                                       ------------------ -------------------
  Investment in leveraged leases                 170,555             257,039
Deferred taxes arising from
  leveraged leases                               (42,466)            (57,409)
                                       ------------------ -------------------
Net investment                                 $ 128,089           $ 199,630
                                       ================== ===================

OPERATING LEASES
----------------

Leases that do not qualify as direct financing or leveraged leases are accounted for as operating leases. Most rental income is reported on a straight-line basis over the term of the lease. Rental income on certain leases is based on equipment usage and is recognized when received. Usage rents totaled $2.8 million, $1.9 million and $3.1 million in 1997, 1996 and 1995, respectively. Equipment subject to operating leases is stated at cost less accumulated depreciation plus accrued rent and is generally depreciated using the straight-line method to an estimated residual value. Aircraft and rail equipment typically are depreciated over their useful lives, while other equipment is generally depreciated over the term of the lease. Estimated useful lives are up to 25 years for aircraft, 37.5 years for rail cars, and 27.5 years for locomotives. Depreciation expense of $74.5 million, $41.4 million and $27.4 million is included in operating lease expense for 1997, 1996 and 1995, respectively.

Major classes of equipment on operating leases are as follows:


At December 31,                                   1997                1996
                                       ----------------  ------------------

Commercial aircraft                          $ 183,464           $ 212,576
Rail                                           146,764             123,791
Technology                                     197,104              82,524
Other                                          104,639              46,441

                                       ----------------  ------------------
  Total cost                                   631,971             465,332
Accumulated depreciation                      (119,153)            (50,986)
                                       ----------------  ------------------
  Net book value                               512,818             414,346
Accrued rent and other                          11,705              15,534
                                       ----------------  ------------------
Net investment                               $ 524,523           $ 429,880
                                       ================  ==================

SECURED LOANS
-------------

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses, or real estate. A loan is classified as impaired when it is probable, based on normal portfolio review procedures, that the Company will be unable to collect all amounts due under the loan agreement. Most loans in the portfolio are collateral dependent and, if impaired, are measured using the fair value of the collateral. If the measure of the impaired loan is less than the recorded investment in the loan, an adjustment to the allowance for losses on investments is made. Interest income is not recognized on impaired loans until the outstanding principal is recovered.

Significant changes in the fair value of the collateral, subsequent to the initial measure of impairment, are reflected as adjustments to the allowance for losses on investments. The average balance of impaired loans was $19.3 million, $26.7 million and $14.3 million in 1997, 1996 and 1995, respectively.

The types of loans in the Company's portfolio are as follows:


At December 31,                                 1997             1996
                                      ---------------  ---------------
Equipment                                  $ 123,521        $ 122,994
Golf courses                                  53,959           78,286
Real estate                                    2,851           21,322
                                      ---------------  ---------------

Total investment                           $ 180,331        $ 222,602
                                      ================ ===============

Impaired Loans (included in total)         $   9,028        $  29,600
                                      ===============  ===============



FUTURE LEASE AND LOAN RECEIVABLES
---------------------------------

As of December 31, 1997, financing lease receivables (net of nonrecourse debt service related to leveraged leases), minimum future rentals under operating leases and secured loan principal by year due are as follows:



                                Financing          Operating
                                    Lease              Lease             Loan
Year Due                      Receivables        Receivables         Principal
                        ----------------- ------------------ -----------------

1998                           $ 182,905          $ 166,579          $ 22,411
1999                             142,908            136,459            19,664
2000                             118,153             88,808            18,370
2001                              84,176             46,304            12,729
2002                              57,899             27,895            18,014
After 2002                       171,927             97,140            89,143

                        ----------------- ------------------ -----------------
Total                          $ 757,968          $ 563,185         $ 180,331
                        ================= ================== =================

INVESTMENT IN JOINT VENTURES
----------------------------

Investments in joint ventures include commercial aircraft leasing, rail equipment leasing, information technology equipment leasing, and asset residual value guarantee ventures in both the U.S. and foreign markets. These joint ventures are accounted for using the equity method, as dictated by the Company's effective ownership interest and/or level of management control. Original investments are recorded at cost and are adjusted by the Company's share of undistributed earnings or losses and reduced by cash distributions.

Unaudited combined and condensed information for affiliated ventures, which are accounted for using the equity method, is shown below on a 100% basis. The Company makes certain adjustments to pre-tax income as reported by some of the joint ventures prior to the Company's calculation of its share of that pre-tax income in order to provide consistency with the Company's accounting policies. The information shown below has been restated to reflect these adjustments. Pre-tax income has been increased by $41.0 million, $30.8 million and $34.2 million in 1997, 1996 and 1995, respectively, to reverse interest expense recognized on loans to two joint ventures from its partners; the Company records these loans as equity contributions. The partner loan balances of $730.2 million, $527.9 million and $457.0 million at December 31, 1997, 1996 and 1995, respectively, have been reclassified from indebtedness to partners' equity. This results in a difference between the carrying value of the Company's investment in the joint venture and the Company's equity in the underlying net assets as reported by the joint venture. Pre-tax income is presented because the majority of the joint ventures are partnerships which do not provide for income taxes in their separate financial statements. Consistent with the Company's unclassified balance sheet, the joint venture balance sheets are unclassified as to assets and liabilities.


Year Ended December 31,                1997             1996             1995
                             --------------- ---------------- ----------------

Revenues                         $  311,929       $  175,973       $  292,989
Pre-tax income                       72,728           47,247           51,517
Total assets                      2,642,460        1,651,495        1,310,062
Indebtedness                        645,605          643,909          442,514
Total liabilities                 1,161,724          719,446          585,532
Equity                            1,480,736          932,049          724,530

ASSETS HELD FOR SALE OR LEASE
-----------------------------

Assets held for sale or lease consist of equipment which the Company has used for investment purposes that has been repossessed or returned by the lessee after normal lease maturity, and real estate and golf courses upon which the Company foreclosed. These assets are recorded at the lower of their then carrying amount or fair value and are being remarketed for release or sale in the normal course of business.

The major classes of assets held for sale or lease are as follows:


At December 31,                                 1997             1996
                                      ---------------  ---------------

Real estate and golf courses                $ 12,666         $  4,081
Rail                                           2,216            5,023
Other                                            516            3,289
                                      ---------------  ---------------
Net investment                              $ 15,398         $ 12,393
                                      ===============  ===============

OTHER INVESTMENTS
-----------------

The components of other investments are as follows:


At December 31,                                 1997             1996
                                      ---------------  ---------------

Progress payments                           $  4,608         $ 15,338
Cogeneration facility                         27,068           29,062
Real estate development                       13,414           11,935
Equity securities                              7,600            9,171
                                      ---------------  ---------------
Total other investments                     $ 52,690         $ 65,506
                                      ===============  ===============

Progress payments include amounts paid, including capitalized interest, toward the construction of steel production equipment at December 31, 1997, and toward the construction of aircraft and steel production equipment at December 31, 1996.


INVESTMENT IN FUTURE RESIDUALS
------------------------------

Investment in future residuals consists primarily of purchased interests in the residual values of equipment leased by others. In general, purchased residual interests are recorded at cost. The difference between initial cost and realized value is recognized upon disposition.

INVESTMENT AND ASSET MANAGEMENT REVENUE
---------------------------------------

The sources of investment and asset management revenue are as follows:


Year Ended December 31,                 1997             1996             1995
                                 ------------     ------------     ------------

Earned lease income                $ 245,523        $ 195,745        $ 139,712
Gain on sale of assets                68,899           35,533           33,123
Fees                                  29,371           31,840           19,026
Interest                              23,271           28,374           23,179
Investment in joint ventures          27,909           22,411           18,594
Other                                 11,508           10,174            2,875
                                 ------------     ------------     ------------
Total investment and asset
 management revenue                $ 406,481        $ 324,077        $ 236,509
                                 ============     ============     ============


ALLOWANCE FOR LOSSES ON INVESTMENTS
-----------------------------------

The purpose of the allowance is to provide for credit and collateral losses which are inherent in the investment portfolio. The allowance is at a level deemed adequate by management considering an assessment of overall risks and probable losses in the portfolio as a whole and a review of historical experience. It is the Company's policy to charge off amounts which, in the opinion of management, are not recoverable from obligors or the disposition of collateral. The Company reviews the recoverability of all investments, both on and off the balance sheet, at least annually. Factors considered include a customer's payment history and financial position, and the value of the underlying collateral determined by reference to internal and external equipment knowledge and resources.

Activity within the allowance for losses on investments is as follows:


At December 31,                         1997            1996            1995
                                  -----------     -----------      ----------

Beginning balance                  $ 114,096        $ 92,489        $ 82,206
Provision                             11,033          12,744          18,000
Charges to allowance                  (6,250)         (5,025)        (11,734)
Recoveries and other                   2,697          13,888           4,017

                                 ------------    ------------     -----------
Balance at end of year             $ 121,576       $ 114,096        $ 92,489
                                 ============    ============     ===========

OTHER ASSETS
------------

Other assets consists of the following:

At December 31,                                 1997            1996
                                       -------------- ---------------

Trade and other receivables                $  70,277       $  48,676
Technology equipment inventory                41,534          27,895
Goodwill                                      22,402          21,093
Other                                         27,302          21,864

                                      --------------- ---------------
Total other assets                         $ 161,515       $ 119,528
                                      =============== ===============

Trade and other receivables consist primarily of trade accounts receivable related to the Company's technology equipment sales and service segment.


DEBT AND CAPITAL LEASE FINANCING
--------------------------------

SHORT-TERM BORROWING
--------------------
At December 31, 1997, the Company has commitments under its credit agreements with a group of banks for revolving credit loans aggregating up to $270 million. These credit agreements contain various covenants which include, among other factors, minimum net worth, restrictions on dividends and requirements to maintain certain financial ratios. At December 31, 1997, these covenants limit the Company's ability to transfer net assets to its parent to no more than $58.8 million. While the commitments are available for borrowing, repaying and reborrowing at any time, they are used primarily as undrawn facilities and serve to support the Company's issuance of commercial paper in the U.S. and bankers' acceptances in Canada. At December 31, 1997, the Company had $127.8 million of commercial paper and bankers' acceptances outstanding, meaning that $142.2 million was available. The Company has $74.2 million of notes payable outstanding at December 31, 1997. The weighted average interest rate of short-term borrowings at the end of the period was 6.24% and 5.60% as of December 31, 1997 and 1996, respectively. In addition, two consolidated subsidiaries have bank commitments totaling $103.0 million at December 31, 1997 to finance their operations, of which $31.2 million was available.

SENIOR TERM NOTES
-----------------
In October 1997 the Company issued $350 million of notes, $225 million of which is due in 2000 and the balance in 2004. The proceeds of this borrowing were used to repay outstanding commercial paper and other short-term indebtedness.


At December 31,                                 1997            1996
                                      --------------- ---------------

Variable Rate Notes,                     $    20,000       $  65,000
due 1999
Fixed Rate Notes, 5.45%-10.20%             1,135,600         870,600
due 1998-2007

                                      --------------- ---------------
Total senior term notes                  $ 1,155,600       $ 935,600
                                      =============== ===============

Interest on variable rate senior term notes is calculated using LIBOR.

The Company has significant amounts of floating rate lease and loan investments, potentially giving rise to market risks associated with changing interest rates. The Company mitigates these risks by attempting to approximately match its floating rate assets with floating rate liabilities. Derivative financial instruments are a useful tool in matching the portfolio and in otherwise reducing the Company's exposure to interest rate risk. Interest rate swap agreements are used to modify the underlying interest characteristic of the Company's outstanding debt, either from a fixed to a floating basis, or from floating to fixed. These agreements involve the receipt (or payment) of fixed rate amounts in exchange for floating rate interest rate payments (receipts) over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is calculated based on the notional amounts and a widely used floating rate index (LIBOR). It is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. As a result of interest rate swaps, interest expense was reduced by $0.4 million in 1997, was higher by $0.8 million in 1996 and was reduced by $2.2 million in 1995. The related amount payable to or receivable from counterparties is included in accrued interest. The fair values of the swap agreements are not recognized in the financial statements. The total notional principal of all interest rate swaps as of December 31, 1997 was $216.8 million, with termination dates ranging from 1998 to 2006.

NONRECOURSE OBLIGATIONS
-----------------------

Nonrecourse   obligations  consist  primarily  of  debt  collateralized  by  the assignment of leases and a security interest in the underlying asset. The carrying amount of this collateral at December 31, 1997 is $381.2 million. The nonrecourse obligation associated with one aircraft will become recourse to the Company to the extent of the then remaining debt balance in 2002 when a balloon payment of $7.3 million is due.

Nonrecourse obligations include the following:


At December 31,                                   1997               1996
                                      ----------------- ------------------
Variable Rate, due 2000-2002                 $  44,606          $  50,220

Fixed Rate, 5.76%-9.25%,
due 1998-2013                                  285,214            217,824

                                      ----------------- ------------------
Total nonrecourse obligations                $ 329,820          $ 268,044
                                      ================= ==================

Interest on variable rate nonrecourse obligations is calculated using the prime rate or LIBOR.

OBLIGATIONS UNDER CAPITAL LEASES
--------------------------------

Obligations under capital leases consist of equipment subject to capital lease financing which has been subleased. Such subleases are classified as direct financing leases having carrying values of $9.9 million and $12.4 million at December 31, 1997 and 1996, respectively. Minimum future lease payments receivable under the subleases aggregate $13.0 million receivable over a period ending in 2003. The obligations under capital leases and the related subleases have the same terms and call for fixed rental payments. The Company has purchase and renewal options under the leases which allow it to accommodate similar options exercisable by sublessees.

MATURITIES
----------

Maturities of debt financings, obligations under capital leases and nonrecourse obligations are presented in the following table. Imputed interest on capital leases totaled $2.4 million at December 31, 1997. This table assumes that the commercial paper, notes payable and bankers' acceptances are retired by the unused revolving commitments.


                                       Obligations
                Converted                    Under          Total         Total
                Revolving       Senior     Capital           Debt   Nonrecourse
Year Due     Credit Loans   Term Notes      Leases      Financing   Obligations
            -------------   ----------  ----------     ----------  ------------

1998            $  63,141    $  99,000     $ 1,484     $  163,625     $ 115,630
1999              138,852       98,600       1,528        238,980        88,193
2000                           319,000       1,660        320,660        52,034
2001                            90,000       1,832         91,832        30,888
2002                            79,000       1,974         80,974        14,305
After 2002                     470,000       1,276        471,276        28,770

            -------------   ----------  ----------    -----------  ------------
Total           $ 201,993   $1,155,600     $ 9,754    $ 1,367,347     $ 329,820
            =============   ==========  ==========    ===========  ============

STOCKHOLDER'S EQUITY
--------------------

As of December 31, 1997 and 1996, all issued common and preferred stock of the Company was held by GATX Corporation. The preferred stock is convertible to common stock on a one-for-one basis at the option of the holder. Dividends on preferred stock are payable on a share-for-share basis at the same rate per share as common stock when and as declared by the board of directors.


                                                        Additional
                                Convertible    Common      Paid-In   Reinvested
(in thousands)              Preferred Stock     Stock      Capital     Earnings
                             --------------  --------     --------    ----------
BALANCE AT JANUARY 1, 1995           $1,027    $1,031     $151,902     $146,036
Net income                                                               32,604
Dividends paid to stockholder                                           (16,240)
Translation adjustment
                             --------------  --------     --------    ----------
BALANCE AT DECEMBER 31, 1995          1,027     1,031      151,902      162,400
Net income                                                               45,855
Dividends paid to stockholder                                           (22,569)
Translation adjustment
Unrealized gain on
available-for-sale securities
                             --------------  --------     --------    ----------
BALANCE AT DECEMBER 31, 1996          1,027     1,031      151,902      185,686
Net income                                                               53,564
Dividends paid to stockholder                                           (26,500)
Translation adjustment
Change in unrealized gain on
available-for-sale securities
                             --------------  --------     --------    ----------
BALANCE AT DECEMBER 31, 1997         $1,027   $ 1,031     $151,902     $212,750
                             ==============  ========     ========    ==========

                                                                   Unrealized
                                                  Equity Adj          Gain on
                                                from Foreign        Available-
                                                    Currency         for-sale
(in thousands)                                   Translation       Securities
                                                ------------     --------------
BALANCE AT JANUARY 1, 1995                        $   (759)           $     0
Net income
Dividends paid to stockholder
Translation adjustment                               1,399
                                               ------------      --------------
BALANCE AT DECEMBER 31, 1995                           640                  0
Net income
Dividends paid to stockholder
Translation adjustment                              (2,183)
Unrealized gain on
available-for-sale securities                                           5,574
                                               ------------      --------------
BALANCE AT DECEMBER 31, 1996                        (1,543)             5,574
Net income
Dividends paid to stockholder
Translation adjustment                              (2,861)
Change in unrealized gain on
available-for-sale securities                                            (955)
                                               ------------      --------------
BALANCE AT DECEMBER 31, 1997                      $ (4,404)            $4,619
                                               ============      ==============

OPERATING LEASE OBLIGATIONS
---------------------------

The Company is a lessee under certain equipment and facility leases which are classified as operating leases. Total rental expense was $41.5 million, $34.0 million and $20.5 million in 1997, 1996 and 1995, respectively. The equipment under these leases has been subleased, generating operating lease income of $42.7 million, $38.3 million and $23.8 million in 1997, 1996 and 1995, respectively.

During 1996, the Company entered into transactions for the sale leaseback of rail equipment and a steel production facility. During 1995, the Company entered into a transaction for the sale leaseback of an aircraft. The net book value of the equipment is not shown on the balance sheet.

Future rentals payable by the Company through 2021 and sublease receivables under noncancelable operating leases through 2011 are as follows:


                          Obligations               Operating
Year Due               Under Sublease       Lease Receivables
-----------        -------------------    --------------------

1998                        $  38,343               $  42,428
1999                           38,226                  39,978
2000                           35,750                  26,004
2001                           26,905                  18,828
2002                           25,246                  13,219
After 2002                    245,339                  70,105
                   -------------------    --------------------
Total                       $ 409,809               $ 210,562
                   ===================    ====================


INCOME TAXES
------------

GATX Corporation files a consolidated federal income tax return which includes the Company. Under an intercompany tax agreement, the parent reimburses the Company to the extent the Company's operating losses and tax credits are utilized in the consolidated federal return. Should the Company generate taxable income, the agreement provides for payment by the Company of any resulting additional federal tax liability incurred by GATX Corporation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded these differences in its deferred tax accounts, intercompany accounts receivable, and equity accounts. In exchange for cash payments, GATX Corporation has assumed a portion of GATX Capital's deferred tax liability. GATX Corporation recontributed these amounts through the purchase of Convertible Preferred Stock, currently outstanding, over the period from 1975 to 1985. In addition, GATX Capital has an account receivable of $46.1 million from GATX Corporation resulting from the reassumption of a portion of these deferred taxes through December 31, 1994. Offsetting this receivable is $10.2 million due to GATX Corporation which consists of amounts owed for dividends, overhead, and taxes pursuant to the intercompany tax agreement.

Significant components of the Company's deferred tax liabilities and assets are as follows:

At December 31,                                     1997           1996
                                          --------------- --------------

DEFERRED TAX LIABILITIES
Leveraged Leases                                $ 42,466       $ 57,409
Other Leases                                      91,486         85,250
Investment in joint ventures                      37,453         30,725
Alternative minimum tax adjustment                19,483          4,217
Other                                             11,743         10,647
                                          --------------- --------------
  Total deferred tax liabilities                 202,631        188,248
                                          --------------- --------------

DEFERRED TAX ASSETS
Allowance for losses on investments               47,688         44,754
Loans                                             11,699          7,235
Other                                              8,703          5,592
                                          --------------- --------------
  Total deferred tax assets                       68,090         57,581
                                          --------------- --------------

   Net deferred tax liabilities                $ 134,541      $ 130,667
                                          =============== ==============

TAX ACCOUNT BALANCES
Deferred income tax liabilities                $  55,600      $  51,726
Preferred stock and related
additional paid-in capital                       125,000        125,000
Due from GATX Corporation                        (46,059)       (46,059)
                                          --------------- --------------
   Net deferred tax liabilities                $ 134,541      $ 130,667
                                          =============== ==============


The provision for income taxes consists of the following:

Year Ended December 31,                    1997           1996             1995
                                --------------- -------------- ----------------
CURRENT
Federal                                $ 26,086       $ 13,276          $ 7,389
State and local                             206            371            1,513
Foreign                                      13             57           (1,227)

                                --------------- -------------- ----------------
  Total current                          26,305         13,704            7,675
                                --------------- -------------- ----------------
DEFERRED
Federal                                   3,069         12,730           10,515
State and local                           5,571          4,301            2,175
Foreign                                   1,683          1,901            2,375

                                --------------- -------------- ----------------
  Total deferred                         10,323         18,932           15,065
                                --------------- -------------- ----------------

Total provision for income taxes       $ 36,628       $ 32,636         $ 22,740
                                =============== ============== ================

A reconciliation between the federal statutory tax rate and the Company's effective tax rate is shown below:

Year Ended December 31,                    1997           1996             1995
                                --------------- -------------- ----------------

Federal statutory income tax rate         35.0%          35.0%            35.0%
State tax provision, net
of federal tax benefit                     4.1%           4.1%             4.1%
Other                                      1.5%           2.5%             2.0%
                                --------------- -------------- ----------------
Effective tax rate                        40.6%          41.6%            41.1%
                                =============== ============== ================

The tax expense related to leveraged lease income was $6.6 million, $8.6 million and $9.4 million in 1997, 1996 and 1995, respectively.

Income before income taxes from foreign operations was $3.0 million, $4.7 million and $2.5 million in 1997, 1996 and 1995, respectively.

Federal income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which the Company intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $20.3 million at December 31, 1997. It is not practicable to estimate the tax liability, if any, related to these earnings.

FOREIGN OPERATIONS
------------------

The Company provides or arranges equipment financing for non-affiliated entities both inside and outside the United States. In the following table, export income pertains to revenue generated by domestic operations through transactions with customers in foreign countries. Some of these transactions are denominated in foreign currencies. Information designated as foreign in the following table pertains to operations that are located outside of the United States.


Year Ended December 31,                  1997             1996             1995
                              --------------- ---------------- ----------------
EARNED INCOME
Domestic                            $ 508,042        $ 306,896        $ 191,343
Export                                 39,251           28,750           28,537
Foreign                                67,129           25,902           17,591
Eliminations                           (1,139)          (1,185)            (962)
                              --------------- ---------------- ----------------
                                    $ 613,283        $ 360,363        $ 236,509
                              =============== ================ ================

NET INCOME
United States                       $  43,070        $  37,261        $  24,246
Foreign                                10,494            8,594            8,306
Eliminations                                -                -               52
                              --------------- ---------------- ----------------
                                    $  53,564        $  45,855        $  32,604
                              =============== ================ ================

TOTAL ASSETS
United States                     $ 2,046,424      $ 1,613,390      $ 1,318,020
Foreign                               281,665          244,729          207,779
Eliminations                          (10,946)          (9,490)          (7,416)
                              --------------- ---------------- ----------------
                                  $ 2,317,143      $ 1,848,629      $ 1,518,383
                              =============== ================ ================

The Company has entered into currency swap agreements to protect itself from the risk that the eventual dollar net cash in-flow from foreign denominated investments will be adversely affected by changes in exchange rates. The currency swaps exchange U.S. borrowings of $31.2 million for liabilities of $42.3 million Canadian dollars, with termination dates ranging from 2001 to 2003.


BUSINESS SEGMENTS
-----------------

The Company operates in two business segments, as defined by SFAS 14. These segments are: Investment and Asset Management, which includes the Company's lease, loan and joint venture investments as well as the fee generation and asset management businesses; and Technology Equipment Sales and Service, which includes the sale and service of computer network technology equipment, provided primarily by Centron. The following table presents significant financial information related to the Company's two business segments:

                                                   Technology
                                   Investment       Equipment
                                    and Asset       Sales and
                                   Management         Service          Total
                                 --------------------------------------------
1997
Revenue                             $ 406,481       $ 206,802      $ 613,283
Pre-tax income                         89,524             668         90,192
Identifiable assets                 2,209,140         108,003      2,317,143
Capital expenditures                  862,430               -        862,430
Depreciation                           77,651           1,730         79,381

1996
Revenue                               324,077          36,286        360,363
Pre-tax income                         77,600             891         78,491
Identifiable assets                 1,778,699          69,930      1,848,629
Capital expenditures                  656,662               -        656,662
Depreciation                           44,395             184         44,579


The Technology Equipment Sales and Service segment did not exist in 1995.


RETIREMENT BENEFITS
-------------------

The Company, exclusive of Sun Financial and Centron, participates in the GATX Corporation Non-Contributory Pension Plan for Salaried Employees (the "Plan"), a defined benefit pension plan with GATX Corporation covering substantially all employees. Sun Financial and Centron employees participate in a 401(k)
retirement plan. Independent actuaries determine pension cost for each GATX subsidiary included in the Plan. However, accumulated Plan obligation information, Plan assets and the components of net periodic pension costs pertaining to each subsidiary have not been separately determined. Contributions to the Plan made by the Company through GATX Corporation and pension expense allocated to the Company are not material to these financial statements.

In addition to pension benefits, the Company provides other postretirement benefits, including limited health care and life insurance benefits, for certain retired employees who meet established criteria. Most domestic employees, exclusive of Sun Financial and Centron employees, are eligible if they retire from the Company with immediate pension benefits under the Plan. The net periodic cost and accrued liability are not material to these financial statements.

COMMITMENTS, CONTINGENCIES AND CONCENTRATION OF CREDIT RISK
------------------------------------------------------------

At December 31, 1997, the Company's investment portfolio, including off-balance sheet assets, consists of 26% commercial jet aircraft, 25% rail equipment, 15% information technology equipment, 8% warehouse and production equipment, 8% marine equipment, and 18% other equipment.

The Company's backlog was $259.2 million (unaudited) and $425.0 million (unaudited), at December 31, 1997 and 1996, respectively. Backlog represents planned equipment purchases at year-end, a portion of which are subject to firm purchase commitments.

The Company is a party to financial guarantees with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and affiliates. Guarantees are commitments issued by the Company to (1) guarantee performance of an affiliate to a third party, generally in the form of lease and loan payment guarantees, or (2) guarantee the value of an asset at the end of a lease. Similar to the Company's on-balance sheet investments, these guarantees involve, to varying degrees, elements of credit and market risk which are not recognized in the consolidated balance sheets. Accordingly, the Company uses the same credit and market evaluation practices when making commitments and conditional obligations as it does for funded transactions. All commitments having off-balance sheet risk are reviewed at least annually for potential exposure using the same criteria discussed in the Allowance for Losses on Investments footnote, and the allowance is adjusted accordingly.

Lease and loan payment guarantees generally involve guaranteeing repayment of the financing required to acquire assets being leased by an affiliate to third parties, and are in lieu of the Company making direct equity investments in the affiliate. The Company knows of no event of default which would require it to satisfy these guarantees and expects that the affiliated entities will generate sufficient cash flow to satisfy the related lease and loan obligations. At December 31, 1997 the Company had guaranteed $99.2 million of such obligations, having fixed expiration dates ranging from 1998 through 2016. The Company earns fees for providing certain of these guarantees and recognizes the income as earned.

Asset value guarantees represent the Company's commitment to a third party that an asset or group of assets will be worth a specified amount at the end of a lease term. In addition to asset value guarantees, the Company also guarantees minimum lease receipts to third party lessors. The Company issues these guarantees either on its own in the normal course of business or through joint venture affiliates which have the sole business purpose of guaranteeing asset values. The Company follows the same practices as it does for its funded transactions when evaluating the amount to guarantee. Based on known and expected market conditions, management does not believe that the asset value guarantees will result in any adverse financial impact to the Company. At December 31, 1997 the Company had guaranteed $71.8 million of asset value, having fixed expiration dates ranging from 1998 through 2018. Fees are earned for providing these asset value guarantees in the form of an initial fee (which is amortized into income over the guarantee period) and by sharing in any proceeds received upon disposition of the asset in excess of the amount guaranteed (which is recorded when earned).

The Company is engaged in various matters of litigation and has unresolved claims pending. In one matter, the Company, through an affiliate, is the subject of both litigation and unasserted claims related to the conversion of certain aircraft from passenger to freighter configuration. While the amounts claimed in this matter and other matters are substantial and the ultimate liability with respect to such claims cannot be determined at this time, it is the opinion of management that damages, if any, required to be paid by the Company in the discharge of such liability are not likely to be material to the Company's financial position or results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------

Generally accepted accounting principles require disclosure of the estimated fair value of the Company's financial instruments, excluding lease transactions accounted for under SFAS 13. Fair value is a subjective and imprecise measurement that is based on assumptions and market data.

The use of different market assumptions and valuation methodologies may have a material effect on the estimated fair value amounts. Accordingly, management cannot provide assurance that the fair values presented are indicative of the amounts that the Company could realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

The carrying amounts included on the balance sheet approximate fair value because of the short maturity of these instruments. This approach applies to cash and cash equivalents, accrued interest, accounts payable, commercial paper, and bankers' acceptances.

SECURED LOANS

The fair values of the fixed rate loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair values of the variable rate secured loans are assumed to be equal to their carrying values.

SENIOR TERM NOTES AND NONRECOURSE OBLIGATIONS

The fair value of fixed rate senior term notes and nonrecourse obligations are estimated by discounting future contractual cash flows using the market interest rate for each note based on the Company's current incremental borrowing rates for similar borrowing arrangements. The fair values of variable rate senior term notes and nonrecourse obligations are assumed to be equal to their carrying values.

INTEREST RATE AND CURRENCY SWAPS

The fair value of the interest rate and currency swaps are estimated by discounting the fixed cash flows received under each swap using the rate at which the Company could enter into new swaps of similar remaining maturities. The carrying amount shown on the table below represents the amount of accrued interest payable or receivable at the end of the period. The fair value represents the accrued amount plus the amount that the Company would have to pay or would receive in the current market to unwind the swaps.

OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

It is not practicable to estimate the fair value of the Company's other off-balance sheet financial instruments because there are few active markets for these transactions, and the Company is unable at this time to estimate fair value without incurring excessive costs.

SUMMARY OF FAIR VALUES
----------------------

The following table presents the fair values of only those financial instruments required to be presented by generally accepted accounting principles. Proceeds from senior term notes are invested in a variety of activities, including both financial instruments shown in this table, as well as leases and joint venture investments, for which fair value disclosures are not required.

                                                 Carrying                 Fair
At December 31, 1997                               Amount                Value
                                       -------------------  -------------------

ASSETS
Secured Loans                                   $ 180,331            $ 183,641

LIABILITIES
Senior term notes                               1,155,600            1,176,527
Nonrecourse obligations                           329,820              333,293
Interest rate and currency swaps                       (4)               1,269


                                                 Carrying                 Fair
At December 31, 1996                               Amount                Value
                                       -------------------  -------------------

ASSETS
Secured Loans                                   $ 222,602            $ 219,389

LIABILITIES
Senior term notes                                 935,600              954,428
Nonrecourse obligations                           268,044              269,917
Interest rate and currency swaps                     (240)               5,420